UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sysorex Global Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87184N 203

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) SyHolding Corp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,168,018 shares are owned directly by SyHolding Corp. Mr. Tanveer may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 2,168,018 shares are owned directly by SyHolding Corp. Mr. Tanveer may be deemed to have shared power to vote these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,018 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 19,713,248 shares of Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person.

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1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Tanveer Khader
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,000 shares.
	6	SHARED VOTING POWER 2,168,018 shares are owned directly by SyHolding Corp. Mr. Khader may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 5,000 shares.
	8	SHARED DISPOSITIVE POWER 2,168,018 shares are owned directly by SyHolding Corp. Mr. Khader may be deemed to have shared power to vote these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,173,018
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Item 1(a)	Name of Issuer: Sysorex Global Holdings Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 2479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303

Item 2(a)	Name of Person Filing: SyHolding Corp. and Tanveer Khader.

Item 2(b)

Address of Principal Business Office or, if none, Residence:

The address for the principal business office of SyHolding Corp and Tanveer Khader is:

c/o Sysorex Global Holdings Corp.

479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303

Item 2(c)	Citizenship: India

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No.: 87184N 203

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a) Amount beneficially owned:

2,173,018

(b) Percent of class:

11.0%(1)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote or to direct the vote:

2,168,018 shares are owned directly by SyHolding Corp. Mr. Khader may be deemed to have shared power to vote these shares. 5,000 shares are owned directly by Mr. Khader.

(ii) Shared power to vote or to direct the vote:

See response to Item 4(c)(i).

(iii) Sole power to dispose or to direct the disposition of:

2,168,018 shares are owned directly by SyHolding Corp. Mr. Khader may be deemed to have shared power to vote these shares. 5,000 shares are owned directly by Mr. Khader.

(iv) Shared power to dispose of or direct the disposition of:

See response to Item 4(c)(iii).

(1)	Based on 19,713,248 shares of Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person.

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Item 5	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10	Certifications: Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

SyHolding Corp.

/s/ Tanveer Khader
Name: Tanveer Khader
Title: Treasurer

Tanveer Khader

/s/ Tanveer Khader
Name: Tanveer Khader

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EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement	8

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JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock of Sysorex Global Holdings Corp., dated as of February 17, 2015, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 17, 2015

SyHolding Corp.

/s/ Tanveer Khader
Name: Tanveer Khader
Title: Treasurer

Tanveer Khader

/s/ Tanveer Khader
Name: Tanveer Khader

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